

December 16, 2014

Via E-mail
Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 18, Sohu.com Media Plaza
Block 3, No. 2 Kexueyuan South Road, Haidian District
Beijing 100190
People's Republic of China

> **Re:** **Sohu.com Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed on February 28, 2014**
> **File No. 000-30961**

Dear Ms. Yu:

We have reviewed your correspondence dated October 23, 2014 and November 13, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 29, 2014.

Form 10-K for fiscal year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 102

1. We note your response to prior comment 3. You disclose revenue from on-line videos, real estate, and subscription services, however, these amounts do not appear to include all of your brand advertising revenue. Please tell us the nature of the revenue that accounts for the remaining brand advertising revenue. Tell us why you have not also discussed

this revenue and describe whether pricing and volume metrics are changing for this revenue stream. Disclose if changes in these metrics are experiencing the same trend or not. In addition, indicate whether pricing for online video advertising has increased or decreased. Further, consider disclosing the number of subscribers for your real estate services.

2. We note your response to prior comment 4. We note that you state that "revenue is primarily derived from advertisers and from third parties who operate their games through Changyou's platform." Tell us how much revenue is attributable to advertising revenue. Explain why you do not include a discussion and analysis of this revenue stream within this discussion. Further, tell us more about why providing the number of paying players is not relevant. It appears that providing the number of paying players is analogous to providing a volume analysis. See Item 303(a)(3)(iii) of Regulation S-K. Please clarify why this metric will not be meaningful to understanding your historical results. In addition, tell us what consideration you gave to disclosing the amount and changes in revenue for each of significant game you offer (e.g., TLBB, DDTank, and Wartune).

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief

cc: Via Facsimile
        Timothy B. Bancroft, Esq.
        Goulston & Storrs